Exhibit 99.1

The INX Digital Company, Inc. Announces Update on Transaction with Republic

TORONTO and NEW YORK, June 18, 2025 /CNW/ - The INX Digital Company, Inc. (Cboe CA: INXD) (OTCQB: INXDF) (INXATS: INX) (“INX” or the “Company”) announces that in connection with its previously announced plan of arrangement under section 288 of the Business Corporations Act (British Columbia) (“Arrangement”) involving the Company, OpenDeal Inc. (d/b/a Republic) (“Republic”) and Republic Strategic Acquisition Co LLC (the “Purchaser”), a wholly-owned subsidiary of Republic, MMCAP International SPC (“MMCAP”), the Company’s largest shareholder, and Meni Benish, another significant shareholder of the Company (together, the “Additional Rollover Shareholders”), will enter into rollover agreements with Republic.

Shy Datika, Founder and CEO of INX, Triple V (1999) Ltd. (“Triple V”), a company wholly-owned by Mr. Datika, the Additional Rollover Shareholders (collectively, the “Rollover Shareholders”) and Republic collectively hold 40% of the common shares (“Shares”) of the Company that are expected to be issued and outstanding at close. As a result, the rollover share limit has been achieved and, based on the current CAD:USD exchange rate, the consideration payable to shareholders of the Company (other than Republic or the Rollover Shareholders) under the Arrangement is expected to be US$0.2391 per Share (assuming full payment of the CVRs).1

MMCAP will enter into a rollover agreement substantially in the form that was attached to the arrangement agreement dated April 3, 2025 between the Company, Republic and the Purchaser (as amended on May 6, 2025, the “Arrangement Agreement”) and will enter into a simple agreement for future equity (a “SAFE”) with Republic on closing.

In accordance with advice received from its legal advisors, Rollover Shareholders who are Israeli residents for tax purposes and wish to be included in the Israeli tax pre-ruling request that is being sought by the Company, cannot enter into SAFEs. Instead, they must receive their consideration immediately upon completion of the Arrangement through a direct issuance of shares of Republic. As a result, Mr. Benish will enter into a form of rollover agreement that is in compliance with the requirements of the Israeli Tax Authority and provides that Mr. Benish will be issued, upon completion of the Arrangement, common shares of Republic that will be convertible into preferred C shares of Republic upon issuance of preferred C shares by Republic and subject to the approval of the Israeli Tax Authority.

Since each of Mr. Datika and Triple V are Israeli residents for tax purposes, each of them will enter into amended and restated rollover agreements in a form similar to the form of rollover agreement that will be entered into by Mr. Benish.

1	The consideration payable to the shareholders of the Company will be based on the number of Shares issued and outstanding as of completion of the Arrangement. Company options (“Options”) will be exercisable on a cashless exercise basis for Shares based on the in-the-money amount of the Options and the Shares received upon exercise will be treated in the same fashion under the Arrangement as any other Share. Since some of the Options have an exercise price that is expressed in Canadian dollars and the consideration to be received by non-rollover shareholders under the Arrangement is in U.S. dollars, a change in the CAD:USD exchange rate may have an impact on the number of Shares that will be issued on a cashless exercise basis of the Options.

The Additional Rollover Shareholders will be excluded from the minority approval vote required under Canadian securities law. As of the record date, the Additional Rollover Shareholders beneficially own or exercise control or direction over, directly or indirectly, an aggregate of 49,248,761 Shares. As such, to the knowledge of the Corporation, after reasonable inquiry, of the 238,044,340 Shares issued and outstanding as of the record date, 100,811,068 Shares can be voted in respect of the minority approval vote.

About the INX Group:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With a blend of traditional market expertise and a disruptive fintech approach, INX offers state-of-the-art solutions to modern financial challenges. The company is led by a dedicated team of business, finance, and technology veterans committed to redefining capital markets through blockchain technology and a disciplined regulatory approach.

The INX Digital Company, Inc. is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. Our mission is to bring communities together and empower them with financial innovation. INX’s journey began with the initial public token offering of the INX Token, in which it raised US$84 million. The INX Group is shaping the blockchain asset industry by working within a regulated environment under oversight from regulators like the SEC and FINRA. For more information, please visit the INX Group website here.

About Republic:

Headquartered in New York City, Republic is a global financial firm operating a network of retail-focused investment platforms and an enterprise digital advisory arm. With a deep track record of legal and technical innovation, Republic is known for providing access to new asset classes to investors of all types. Backed by Valor Equity Partners, Galaxy Interactive, HOF Capital, AngelList and other leading institutions, Republic boasts a global portfolio of over 2,000 companies and a community of nearly three million members in over 150 countries. More than $3 billion has been deployed through investment platforms, funds, and firms within the Republic family of companies with operations established in the US, the UK, EU, the UAE, and South Korea. For more information on Republic, visit www.republic.com. All broker-dealer related securities activity is conducted by OpenDeal Broker LLC, an affiliate of OpenDeal Inc. and OpenDeal Portal LLC, and a registered broker-dealer, and member of FINRA | SiPC, located at 149 5th Avenue, 10th FL, New York, 10010 please check our background on FINRA’s BrokerCheck and Form CRS here. *Any commission sharing agreements between INX and Republic are specifically between Republic’s regulated entities - OpenDeal Portal LLC and OpenDeal Broker LLC.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates, and projections as of the date of this news release. Forward-looking information includes predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance and often uses phrases such as “expects”, “anticipates”, “plans”, “believes”, or variations of such words and phrases. Forward-looking information includes, but is not limited to, statements with respect to the Arrangement, including the execution of rollover agreements by the Additional Rollover Shareholders, the execution of an amended and restated rollover agreement by Mr. Datika and Triple V, the amount of consideration to be received by non-rollover shareholders under the Arrangement, and other statements that are not historical facts.

INX has made certain assumptions in disclosing the forward-looking information contained in this press release, including the continued development of the INX trading platform, the ability to complete the Arrangement on the contemplated terms or at all, and that the conditions precedent to closing of the Arrangement can be satisfied. While INX believes the expectations reflected in such forward-looking information are reasonable, no assurance can be given that these expectations will prove correct. Known and unknown risks, uncertainties, and other factors may cause actual results and future events to differ materially from those expressed or implied by such forward-looking information. Factors include the ability to complete the Arrangement on the contemplated terms or at all, that the conditions precedent to closing of the Arrangement can be satisfied, regulatory developments, market conditions for digital securities and cryptocurrencies, and general economic conditions. Readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise forward-looking information to reflect actual results or new information.

Cboe Canada is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or solicit an offer to buy any securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

SOURCE The INX Digital Company, Inc.

For further information, contact: The INX Digital Company, Inc., Investor Relations, +1 855 657 2314, Contact: Alan Silbert, Email: investorrelations@inx.co